EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS
(Amounts in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income (loss) from continuing operations	$116,365	$132,977	$56,880	$(14,088)	$5,307
Equity in (earnings) losses of real estate joint ventures and partnerships, net	(22,317)	(35,112)	1,558	(7,834)	(12,889)
(Benefit) provision for income taxes	(1,261)	7,046	(75)	(3)	(297)
Gain on sale of property	146,290	762	1,004	1,304	2,005
Fixed charges	99,806	108,109	121,462	145,844	153,938
Amortization of capitalized interest	2,142	2,401	2,385	2,336	2,117
Distributions of income from real estate joint ventures and partnerships	4,058	3,498	3,141	2,186	1,733
Capitalized interest	(3,302)	(2,403)	(3,125)	(2,329)	(3,405)
Net income as adjusted	$341,781	$217,278	$183,230	$127,416	$148,509
Fixed charges:
Interest on indebtedness, net	$94,744	$103,839	$116,463	$141,736	$148,794
Capitalized interest	3,302	2,403	3,125	2,329	3,405
Portion of rents representative of the interest factor	1,760	1,867	1,874	1,779	1,739
Fixed charges	99,806	108,109	121,462	145,844	153,938
Preferred dividends	10,840	18,173	34,930	35,476	35,476
Combined fixed charges and preferred dividends	$110,646	$126,282	$156,392	$181,320	$189,414

RATIO OF EARNINGS TO FIXED CHARGES (1)	$3.42	$2.01	$1.51	$0.87	$0.96

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (2)	$3.09	$1.72	$1.17	$0.70	$0.78
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(1)	The deficiency for the year ended December 31, 2011 and 2010 is $18.4 million and $5.4 million, respectively, which represents the dollar amount by which the ratio is less than one.

(2)	The deficiency for the year ended December 31, 2011 and 2010 is $53.9 million and $40.9 million, respectively, which represents the dollar amount by which the ratio is less than one.